SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Redwood Enhanced Income Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Russell Newbury

Director – Investment Operations

901 Mopac Expressway South

Barton Oaks Plaza IV Suite 500

Austin, TX 78746

Tel: 512-637-3331

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2022

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. N/A

1	NAME OF REPORTING PERSON Texas County and District Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 6,695,936.25
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 6,695,936.25
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 6,695,936.25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 46.37%
14	TYPE OF REPORTING PERSON EP

(1)	Based on 14,439,103 shares of Common Stock of the Issuer (as defined herein) outstanding as of August 14, 2023.

Explanatory Note

This Schedule 13D reflects an aggregate of 2,500,000 shares of Common Stock (as defined herein) owned by the Reporting Person (as defined herein), representing approximately 51.51% of the total outstanding shares of Common Stock as of May 31, 2022 causing the Reporting Person to hold over 5% of the Issuer’s outstanding shares of Common Stock. As of the date of this Schedule 13D, the aggregate holdings of the Reporting Person is 6,695,936.25 shares of Common Stock representing approximately 46.37% of the total outstanding shares of Common Stock.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”) of Redwood Enhanced Income Corp., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 250 West 55th Street, 26th Floor, New York, NY 10019.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Texas County and District Retirement System, a Texas governmental entity / pension plan (the “Reporting Person”). The name, residence, or principal business address, citizenship, and present principal occupation of each officer or manager of the Reporting Person (each, a “Listed Person”), is listed on Schedule I hereto.

(b) The principal business address of the Reporting Person is 901 Mopac Expressway South, Barton Oaks Plaza IV Suite 500, Austin, TX 78746.

(c) The principal business or occupation of the Reporting Person is investment activities.

(d) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the Listed Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 1, 2022, the Reporting Person and the Issuer entered into a Subscription Agreement in substantially the form filed as Exhibit 4.1 hereto (the “Subscription Agreement”) providing for the private placement of Common Stock to the Reporting Person from time to time in response to a capital call by the Issuer. Pursuant to the Subscription Agreement, the Reporting Person has committed to purchase Common Stock in an aggregate committed amount of up to $150,000,000 (the “Commitment Amount”). Pursuant to capital calls under the Subscription Agreement through April 28, 2023, the Reporting Person has purchased 6,695,936.25 shares of Common Stock in the aggregate at the prices and on the dates specified in Item 5(c) herein at an aggregate purchase price of approximately $67,530,000 and may purchase additional shares of Common Stock on similar terms in connection with future capital calls up to the Commitment Amount. Such shares of Common Stock were acquired using the Reporting Person’s investment funds on hand.

Item 4. Purpose of Transaction.

The information contained in Item 3 is incorporated by reference herein.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, as reported herein, were acquired for investment purposes. Pursuant to the Subscription Agreement, the Issuer has the right to make capital calls from time to time at its discretion, and the Reporting Person is obligated to purchase such shares of Common Stock up to the Commitment Amount. The Reporting Person retains the right to change its investment intent. However, there is no market for the Common Stock and transfer of the Common Stock is restricted under the Subscription Agreement.

Except as described in this Schedule 13D, the Reporting Person does not currently have any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or any other third party regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a) Based on the 14,439,103 shares of the Issuer’s Common Stock outstanding as of August 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023, the shares of Common Stock held by the Reporting Person constitute 46.37% of the outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has sole voting and dispositive power over all shares of Common Stock owned by the Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is incorporated by reference herein. Except as disclosed in this Schedule 13D, neither the Reporting Person, or to the Reporting Person’s knowledge, the persons set forth on Schedule I of this Schedule 13D has effected transactions in the Common Stock in the past 60 days.

On April 8, 2022, the Reporting Person purchased 2,000,000 shares in a private placement from the Issuer for $15.00 per share.

On May 6, 2022, the Reporting Person purchased 500,000 shares in a private placement from the Issuer for $15.00 per share.

On June 22, 2022, the Reporting Person purchased 750,000 shares in a private placement from the Issuer for $15.00 per share.

On August 10, 2022, the Reporting Person purchased 690,865.105 shares in a private placement from the Issuer for $15.03 per share.

On October 17, 2022, the Reporting Person purchased 860,215.054 shares in a private placement from the Issuer for $13.95 per share.

On February 13, 2023, the Reporting Person purchased 1,175,213.675 shares in a private placement from the Issuer for $14.04 per share.

On April 28, 2023, the Reporting Person purchased 719,642.413 shares in a private placement from the Issuer for $13.71 per share.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 17, 2023, File No. 814-01508).

SCHEDULE I

Texas County and District Retirement System

The name, function, citizenship, and present principal occupation or employment for the officers or managers of Texas County and District Retirement System are set forth below. Unless otherwise indicated below, the business address of each officer listed below is 901 Mopac Expressway South, Barton Oaks Plaza IV Suite 500, Austin, TX 78746.

Name	Position with Reporting Person	Principal Occupation/Business	Citizenship
Casey Wolf	Chief Investment Officer	Chief Investment Officer of Texas County and District Retirement System	United States

Jon Shoen	Deputy Chief Investment Officer	Deputy Chief Investment Officer of Texas County and District Retirement System	United States

Sandra Bragg	Deputy Investment Officer – Operations	Deputy Investment Officer – Operations of Texas County and District Retirement System	United States

Amy Penn	Managing Director – Credit & Hedge Funds	Managing Director – Credit & Hedge Funds of Texas County and District Retirement System	United States

Derek Bergquist	Director – Credit & Hedge Funds	Director – Credit & Hedge Funds of Texas County and District Retirement System	United States

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2023	TEXAS COUNTY AND DISTRICT RETIREMENT SYSTEM

	By:	/s/ Russell Newbury
	Name:	Russell Newbury
	Title:	Director – Investment Operations